Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

November 16, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 16, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Population Health Investment Co., Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Units, each consisting of one Class A ordinary share and one-third of a

Warrant to acquire one Class A ordinary share

Class A ordinary shares, par value $0.0001 per share, and

Warrants, each whole warrant exercisable for one Class A ordinary

share at an exercise price of $11.50


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,



William Slattery
